Mail Stop 4561
		September 13, 2005


By U.S. Mail and facsimile to (219) 836 0265

Charles V. Cole
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Re:	CFS Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-24611

Dear Mr. Cole:

      We have reviewed your response letter dated September 7,
2005
and have the following additional comments.
Form 10-K for the fiscal year ended December 31, 2004

Non-Interest Expense, page 26
1. We note your supplemental responses to comments 1 and 2 of our letter dated September 1, 2005. Based upon your response it appears as though the write-down of viatical receivables was the result of not having sufficient documentation to support the reasonable collectibility of the receivables. Although subsequent developments created uncertainty that led you to decide to thoroughly review your viatical receivable files, the fact that you did not have sufficient documentation supporting the collectibility of the receivables was in existence prior to your determination to review the related files. Please tell us when you filed the changes in the beneficiary with the insurer and when you received the required documentation validating the transfers for the receivables for which you have sufficient documentation. Tell us how you concluded that your failure to identify deficient documentation supporting the collectibility of receivables was not an oversight of facts that existed at the time you prepared your financial statements for the year ended December 31, 2003.

* * * * *

        Please respond to these comments within 10 business days
or
tell us when you will provide us with a response.    Please file
your
response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Matthew Komar, Staff Accountant at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



      Joyce Sweeney
							Accounting Branch Chief


Charles V. Cole, Executive Vice President and Chief Financial
Officer
CFS Bancorp, Inc.
September 1, 2005
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